Via EDGAR and FedEx

September 5, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Larry Spirgel – Assistant Director
Justin Kisner– Attorney-Adviser

Re:	Brazil Interactive Media, Inc.
Amendment No. 2 to Preliminary Information Statement on Schedule 14C
Filed July 29, 2014
File No. 000-26108

Mr. Spirgel:

On behalf of Brazil Interactive Media, Inc. (the “Company”), we are writing to respond to the comment raised in the letter, dated August 6, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on July 29, 2014 (the “Schedule 14C”). The Company’s response below corresponds to the caption and number of the comment, which is reproduced below in italics. In response to your comment, the Company has amended the Schedule 14C, as appropriate, and filed an amended copy of the Schedule 14C with the Commission, and sent you a marked copy of the Schedule 14C to highlight the changes. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule 14C.

General

Comment 1:	As stated in our prior comment letters dated June 11 and June 26, 2014, we believe that, by operation of Note A, the proxy statement should contain all of the information required by Item 14 of Schedule 14A. We also note that you seek to incorporate by reference much of the information required by Item 14, such as the historical and pro forma financial information and other information about parties to the transaction. As it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14A pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4, please revise to include this information in the proxy statement. Furthermore, tell us why you have not included the financial information pursuant to Item 14(b)(8)-(11) of Schedule 14A. Alternatively, please provide the information in your next amendment.

Response:	In response to your comment, the Company has revised the disclosure in the Schedule 14C to include items that had been previously incorporated by reference, and to provide all of the information required by Item 14 of Schedule 14A. In response to your comment regarding the Company’s omission of Item 14(b)(11) of Schedule 14A, the Company has attached the pro forma financial statements with respect to the transaction as Exhibit G of the revised Schedule 14C. However, in response to your comment regarding the Company’s omission of Items 14(b)(8)-(10) of Schedule 14A, the Company is of the position that Item 301 is not required of a “smaller reporting company.” Because both the Company and ACC (had it been a reporting company) qualify for “smaller reporting company” status, the Company has excluded such information.

If you have any questions relating to any of the foregoing, please contact me at (720) 466-3789, or the Company’s counsel, Peter Gennuso, at (212) 908-3958.

Respectfully,

/s/ Corey Hollister

Corey Hollister

cc:	Trent Woloveck
Peter Gennuso, Esq. (Company Counsel)